AMENDED AND RESTATED SCHEDULE A

Dated April 2, 2025

to the

INVESTMENT ADVISORY AGREEMENT

dated April 9, 2024, between

THE ADVISORS’ INNER CIRCLE FUND II

and

VONTOBEL ASSET MANAGEMENT, INC.

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Fee Rate
Vontobel International Equity Fund	0.60%
Vontobel Global Equity Fund	0.58%
Vontobel U.S. Equity Fund	0.50% on the first $500 million; 0.45% on assets over $500 million
Vontobel Global Environmental Change Fund	0.65%
Vontobel International Equity Active ETF	0.60%

A-1